Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity SIMS METAL MANAGEMENT LIMITED

ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DANIEL W. DIENST

Date of last notice	22 November 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	25-27 February 2013

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change

592,593 American Depositary Shares

410,000 options to acquire American Depositary Shares

61,092 performance rights issued 24 November 2008, and 197,006 performance rights issued 23 November 2009, and 271,865 performance rights issued 22 November 2010, and 332,916 performance rights issued 11 November 2011, and 511,883 performance rights issued 16 November 2012, each pursuant to the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”)

178,037 options exp 23/11/2016 issued 23 November 2009, and 203,908 options exp 22/11/2017 issued 22 November 2010, and 283,695 options exp 11/11/2018 issued 11 November 2011, and 487,814 options exp 16/11/2019 issued 16 November 2012, each pursuant to the SimsMM Plan

Class	American Depositary Shares

Number acquired	N/A

Number disposed	70,300

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$790,441

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

522,293 American Depositary Shares

410,000 options to acquire American Depositary Shares

61,092 performance rights issued 24 November 2008, and 197,006 performance rights issued 23 November 2009, and 271,865 performance rights issued 22 November 2010, and 332,916 performance rights issued 11 November 2011, and 511,883 performance rights issued 16 November 2012, each pursuant to the SimsMM Plan

178,037 options exp 23/11/2016 issued 23 November 2009, and 203,908 options exp 22/11/2017 issued 22 November 2010, and 283,695 options exp 11/11/2018 issued 11 November 2011, and 487,814 options exp 16/11/2019 issued 16 November 2012, each pursuant to the SimsMM Plan

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	01/01/2011